

September 18, 2025

Ian Harris
Chief Financial Officer
Talkspace, Inc.
622 Third Avenue
New York, NY 10017

     Re: Talkspace, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2024
          Filed March 12, 2025
          File No. 001-39314

Dear Ian Harris:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Industrial Applications and Services